
Mail Stop 7010

February 6, 2009

via U.S. mail and facsimile

Robert I. Toll, CEO
Toll Brothers, Inc.
250 Gibraltar Road
Horsham, Pennsylvania 19044

> **RE:** **Toll Brothers, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **Filed December 19, 2008**
> **File No. 1-9186**

Dear Mr. Toll:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 9A. Controls and Procedures, page 46

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures, page 46

1. We note your statement that "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise your disclosure in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. In the alternative, please remove

the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 for further guidance.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 29

General

2. The amount of deferred tax assets has significantly increased to $525.1 million on a gross basis and $405.7 million on a net basis as of October 31, 2008, as compared to $331.4 million on a gross basis and $169.9 million on a net basis as of October 31, 2007. We further note that you recognized a $24.1 million valuation allowance during fiscal year 2008. Given the volatility in your earnings, your expectations that fiscal year 2009 will result in lower revenues and higher costs, and the uncertainty as to when the downturn will turn around, it is unclear why you have not provided disclosures in your critical accounting policies for your evaluation of deferred tax assets as a critical estimate that could materially impact your consolidated financial statements. Also refer to your risk factor disclosure on page 20. In future filings, please provide detailed disclosures regarding the material assumptions and the sensitivity of those assumptions used to determine it is more likely than not that your deferred tax assets net of valuation allowance are realizable. Specifically, please quantify your reliance on the generation of future taxable income. If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk, or assumptions related to these tax-planning strategies. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you intend to include in future filings.

Inventory, page 29

3. We note that you have temporarily closed certain communities. Please revise your disclosures in future filings to address the following:
- Explain what you mean by "temporarily closed" certain communities, why you have temporarily closed these communities, and what needs to occur for you to re-open these communities. Explain the impact temporarily closing certain communities has had/will have on your consolidated financial statements and quantify such impacts, as appropriate.
- Quantify the value of your inventory for these temporarily closed communities for each period presented by reportable segment and in total. Please also disclose the number of communities temporarily closed by reportable segment and in total.

- Disclose the amount of impairment recognized for temporarily closed communities along with the number of communities you have recognized an impairment charge, if any, by reportable segment and in total. If you have not recognized an impairment charge for these communities, explain why you believe the carrying values of these communities are recoverable.

Please provide us with the disclosure you intend to include in future filings.

4. We note that inventory is your largest asset at 62.7% of total assets as of October 31, 2008. We further note that you have recognized a significant amount of impairment costs for your inventory during fiscal years 2008, 2007 and 2006. In our letter dated July 18, 2007, we urged you to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your real estate-related assets by disclosing, at a minimum (a) the material assumptions made in your fair value method(s) and a sensitivity analysis of each of the material assumptions (e.g., the weighted average future sales pace and future sales price by geographic segment and the changes from your historical weighted average sales pace and sales price by geographic segment); (b) the carrying value of communities for which the estimated future undiscounted cash flows were not materially different from the carrying values by reportable segment, at a minimum; and (c) the discount rate or rate range used in your estimates of discounted cash flows. We note that you have continued to not include these disclosures in your discussion and analysis of the critical estimates used to estimate the impairment charges recognized for your current communities and land held for future communities or future sections of current communities. We remind you that Section 501.14 of the Financial Reporting Codification states, "…the discussion in MD&A should present a company's analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors." We further caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your inventory, such information may need to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We continue to request you provide the information noted above in future filings. Further, please also revise your disclosures in future filings to address each of the following:

- The number of communities you were operating in that you evaluated for impairment, the number of communities for which you recorded an inventory impairment, and the carrying value of those communities with impairments as of the end of the fiscal year. Please provide this information at a consolidated level and reportable segment level.
- The time period in which your discounted cash flow model projections begin to assume an improvement in market conditions.
- Information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, any additional material impairment charges in future periods.

Please provide us with the disclosure you intend to include in future filings.

5. In future filings, please include disclosure regarding your assessment of your investments in and advances to unconsolidated entities for impairment. We note that you recognized impairment charges of $200.7 million and $59.2 million during fiscal years 2008 and 2007, respectively, for your investments in and advances to unconsolidated entities. As such, you should provide disclosures to explain to investors the methods and material assumptions made to estimate the impairment charges along with the sensitivity of those assumptions. In addition, you should also explain to investors the circumstances that changed between fiscal years 2007 and fiscal year 2008 that resulted in the significant additional impairment charge during fiscal year 2008. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you intend to include in future filings.

Off-Balance Sheet Arrangements, page 31

6. Please revise your disclosure in future filings to disclose the amount of your commitments to invest or advance additional funds to the unconsolidated entities accounted for as equity method investees. Please also disclose the total outstanding debt held by these entities and the amount which you have provided a guarantee. Please disclose that you have also provided completion guarantees to these entities including the fair value of these guarantees. Such disclosure will provide investors with an understanding of future payments that you may be obligated to pay in certain circumstances. Refer to Item 303(A)(4) of Regulation S-K for guidance.

Results of Operations, page 32

7. We note that you have provided a tabular presentation of the number of homes delivered, the value of homes delivered (i.e., revenue), and (loss) income before income taxes by segment. As noted in Section 501.12 of the Financial Reporting Codification, we suggest companies consider whether a tabular presentation of relevant financial or other information would aid an investor in better understanding

of a company's analysis of its results of operations and liquidity and capital resources discussion and analyses. In future filings, please expand your tabular presentation at the reportable segment level to include the following additional information at the consolidated level and reportable segment level:

- Average price of home deliveries, net sales orders and backlog
- Number of homes for net sales orders and backlog
- Value of homes for net sales orders and backlog
- Value and rate of cancellations
- Sales incentives provided to customers

While we note that you may provide the majority of this information within your textual discussion and analysis, this information appears to be of such significance to your revenues, profit margins, analyses of impairments and future cash flows that it would be meaningful and helpful to investors to have the information presented in a tabular format. In this regard, we note your discussion of each segment's revenues in which you reference such information as the primary causes for the noted trends. At a minimum, you should be providing all of the requested information on a consolidated basis and at the reportable segment level for each period presented within your textual discussion. Please provide us with the disclosures you intend to include in future filings.

8. In future filings, please provide a more detailed explanation of each of the material components of your effective tax rate reconciliation rather than referring investors to your reconciliation provided in your footnote disclosure. For example, it is not evident from your footnote disclosure or your discussion in MD&A why state taxes had such a significant impact to your effective tax rate in fiscal year 2007 but declined in fiscal year 2008. In this regard, please refer to your analysis provided for your effective tax rate for fiscal year 2007 as compared to fiscal year 2006.

3. Investments in and Advances to Unconsolidated Entities, page F-14

9. Please revise your disclosures in future filings to address each of the following:
   - Disclose the amount accrued related to your land joint venture guarantees.
   - Clarify whether the $50.3 million estimated maximum guarantee you have provided to your land joint ventures is for both your completion guarantees and your conditional repayment guarantees. If this amount does not include the value of your guarantee for completion, please disclose as such and provide disclosures in accordance with FIN 45 for this guarantee, including the value of the completion guarantees recognized.

- For the two land joint ventures that the joint ventures' lenders have filed suit, please disclose (a) the amount accrued in accordance with paragraph 8 of SFAS 5; and (b) the amount or range of reasonably possible loss in excess of accrual or state that such amount or range cannot be reasonably estimated and why. We assume that the amount or range of reasonably possible loss in excess of accrual is material to your results of operations and cash flows, as you disclose that the loss contingency for these two lawsuits is immaterial to your financial condition only. Refer to paragraphs 9 and 10 of SFAS 5.

Please provide us with the disclosure you intend to include in future filings.

6. Accrued Expenses, page F-18

10. In future filings, please revise your tabular reconciliation of the changes in your warranty liability to separately present the aggregate changes in the liability for accruals related to product warranties issued during the reporting period and the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) as required by paragraph 14.b. of FIN 45.

13. Commitments and Contingencies, page F-29

11. Regarding your disclosure for land parcels under option and purchase agreement, we note that you have disclosed the aggregate purchase price excluding those parcels you do not "expect" to acquire. Please revise your disclosure in future filings to address the following:
- Clarify whether you remain subject to these options and purchase agreements.
- For those options and purchase agreements that remain active, please disclose the aggregate purchase price and your current obligations to the third parties under these options and purchase agreements.
- State whether you have written off previously recognized deposits for the parcels that you do not expect to acquire.

12. We note your disclosure that you do not believe it is "likely" that any of your outstanding bonds will be drawn upon. As the criteria for recognizing loss contingencies is based on whether it is probable a material liability has been incurred, please revise your disclosure in future filings to clarify whether you believe it is probable your outstanding bonds will be drawn upon. Refer to paragraph 8 of SFAS 5 for guidance.

13. We note your discussion of the request for information from the EPA received during January 2006, which has subsequently come under the jurisdiction of the DOJ. Please revise your disclosure in future filings to disclose the current state of this request and whether any further communication has occurred since receipt of the

request. Further, please disclose if you have recognized an accrual, including the amount if material, and the amount or range of reasonably possible loss in excess of accrual. If you are unable to estimate the amount or range of reasonably possible loss, disclose as such including an explanation as to why. Refer to paragraphs 9 and 10 of SFAS 5 for guidance.

14. We note your disclosures for the securities class action suit and the shareholder derivative action. Please revise your disclosures in future filings to state if you have recognized an accrual, including the amount if material, and the amount or range of reasonably possible loss in excess of accrual for these loss contingencies. If you are unable to estimate the amount or range of reasonably possible loss, disclose as such including an explanation as to why. In this regard for the shareholder derivative action, please disclose if you have indemnification agreements with the identified directors and officers in the action. Refer to paragraphs 9 and 10 of SFAS 5 for guidance.

15. We note your statement on page F-31 that you are involved in various other claims and litigation that will not have a material impact to your financial condition. In future filings, please revise your disclosure to address the materiality of these various claims and litigation to your results of operations and liquidity in addition to your financial condition. If there are any other pending claims or litigation that are probable or reasonably possible of having a material impact to results of operations and/or liquidity, please address the need for specific disclosure of these issues in accordance with paragraphs 9 and 10 of SFAS 5. Also, please disclose the amount or range of reasonably possible loss in excess of accrual for these claims and litigation. Otherwise, please disclose that you are unable to estimate this amount or range including an explanation as to why.

15. Information on Business Segments, page F-31

16. We note that you have provided the components of your impairment charges by land controlled for future communities, operating communities and land owned and investments in unconsolidated entities by reportable segment. Please revise this presentation in future filings to separately present the impairment charges for operating communities and land owned, as these assets have been separately presented in your inventory footnote on page F-13. Further, please disclose your capitalized costs for land and development costs; operating communities; land deposits and costs of future development; and investments in unconsolidated entities by segment. This additional disclosure will provide investors with the necessary context to better understand the impairments by segment.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief